Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9626)

GRANT OF RESTRICTED SHARE UNITS

On September 16, 2026, the Company granted an aggregate of 4,580,801 RSUs pursuant to the Second Amended and Restated 2018 Share Incentive Plan to certain employees and Service Providers of the Group, representing the same number of Class Z Ordinary Shares and approximately 1.09% of the total Shares of the Company (on a one share one vote basis) in issue as at the date of this announcement.

Details of the Grants are as follows:

Date of grant:	September 16, 2026

Aggregate number of RSUs granted:	4,565,768 for employees and 15,033 for Service Providers

Purchase price of the RSUs granted:	Nil

Market price of the Class Z Ordinary Shares on the date of the Grants:	HK$118.10 per Class Z Ordinary Share

Vesting period:	The RSUs granted shall vest between September 16, 2027 and September 16, 2032.

Performance targets:	There is no performance target attached to the Grants.

Clawback mechanism:	The Grants are subject to clawback in the event that: (i) a Grantee ceases to be an eligible participant by reason of the termination of his/her employment or contractual engagement with the Group or related entity for cause or without notice or with payment in lieu of notice; (ii) a Grantee has been convicted of a criminal offence involving his/her integrity or honesty; (iii) in the reasonable opinion of the Board or the Committee, a Grantee has engaged in serious misconduct or breaches the terms of the Second Amended and Restated 2018 Share Incentive Plan in any material respect or (iv) in respect of the Grantee who served as an executive officer, an accounting restatement of the Company’s financial statements is required under the securities laws or other circumstances as described in the clawback policy arise. Further details are set out in the circular of the Company dated April 9, 2024.

The Compensation Committee is of the view that it is not necessary to set any additional performance target for the Grants. Such arrangement is aligned with the purpose of the Second Amended and Restated 2018 Share Incentive Plan as it increases the Grantees’ loyalty to the Company and incentivizes the Grantees to work towards enhancing the value of the Company and its Shares.

The Grants are subject to the terms and conditions of the Second Amended and Restated 2018 Share Incentive Plan and the award agreements entered into between the Company and each of the Grantees.

The RSUs will be satisfied through utilizing the Class Z Ordinary Shares issued and reserved for future issuance upon the exercise or vesting of awards granted under the Company’s share incentive plans.

The Grants would not result in the options and awards granted and to be granted to (i) each individual Grantee in the 12-month period up to and including the date of such Grant in aggregate to exceed 1% of the Shares in issue (excluding treasury shares); or (ii) each related entity participant or Service Provider in the 12-month period up to and including the date of such Grant in aggregate to exceed 0.1% of the Shares in issue (excluding treasury shares).

None of the Grants is subject to approval by the shareholders of the Company, and none of the Grantees is a Director, chief executive or substantial shareholder (as defined in the Listing Rules) of the Company or an associate (as defined in the Listing Rules) of any of them.

Reasons for and Benefits of the Grants

The Grantees involve employees of the Group and Service Providers who provide services to the Group on a continuing or recurring basis in its ordinary and usual course of business which are in the interests of the long term growth of the Group. The purpose of the Grants is to (i) promote the success and enhance the value of the Company by linking the personal interests of the Grantees to those of the Company’s shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Company’s shareholders, and (ii) provide flexibility to the Company in its ability to motivate, attract, and retain the services of the Grantees upon whose judgment, interest, and special effort the successful conduct of the Company’s operation is largely dependent.

The Board is of the view that the Grants to Service Providers are appropriate to enhance the long term relationship with these Service Providers by aligning their interests with that of the Company and shareholders and therefore are in line with the purpose of the Second Amended and Restated 2018 Share Incentive Plan.

Class Z Ordinary Shares available for grant under the Second Amended and Restated 2018 Share Incentive Plan

The maximum aggregate number of Class Z Ordinary Shares which may be issued pursuant to all awards under the Second Amended and Restated 2018 Share Incentive Plan together with the number of Class Z Ordinary Shares which may be issued pursuant to any awards to be granted under any other share schemes of the Company is 41,413,503 (the “Scheme Limit”), and within the Scheme Limit, the maximum number of Class Z Ordinary Shares which may be issued pursuant to all awards to be granted to Service Providers under the Second Amended and Restated 2018 Share Incentive Plan is 2,070,675 (the “Service Provider Sublimit”).

Upon the making of the Grants, the Company may grant further awards representing a total of 21,283,654 Class Z Ordinary Shares under the Scheme Limit, including awards representing a total of 2,055,642 Class Z Ordinary Shares to Service Providers under the Service Provider Sublimit.

DEFINITIONS

In this announcement, the following expressions shall have the following meanings unless the context requires otherwise.

“Articles of Association”	the ninth amended and restated memorandum of association and articles of association of the Company adopted on June 17, 2026, as amended from time to time

“Board”	the board of Directors

“Class Y Ordinary Shares”	Class Y ordinary shares of the share capital of the Company with a par value of US$0.0001 each, giving a holder of a Class Y ordinary share 10 votes per share on any resolution tabled at the Company’s general meeting, subject to Rule 8A.24 of the Listing Rules that requires the Reserved Matters to be voted on a one vote per share basis

“Class Z Ordinary Shares”	Class Z ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class Z ordinary share is entitled to one vote per share on any resolution tabled at the Company’s general meeting

“Committee”	a committee of one or more members of the Board to whom the Board shall delegate the authority to grant or amend awards to Grantees other than any of the Committee members, independent Directors and executive officers of the Company

“Company”	Bilibili Inc., a company incorporated in the Cayman Islands on December 23, 2013 as an exempted company and, where the context requires, its subsidiaries and consolidated affiliated entities from time to time

“Director(s)”	the director(s) of the Company

“Grants”	4,580,801 RSUs granted to the Grantees in accordance with the Second Amended and Restated 2018 Share Incentive Plan

“Grantees”	certain employees and Service Providers of the Company and its subsidiaries who were granted RSUs in accordance with the Second Amended and Restated 2018 Share Incentive Plan

“Group”	the Company, subsidiaries and consolidated affiliated entities from time to time

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time

“Reserved Matters”	those matters or resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to Rule 8A.24 of the Listing Rules, being: (i) any amendment to the Company’s memorandum of association or Articles of Association, including the variation of the rights attached to any class of shares, (ii) the appointment, election or removal of any independent non-executive director, (iii) the appointment or removal of the Company’s auditors, and (iv) the voluntary liquidation or winding- up of the Company

“RSUs”	restricted share units

“Second Amended and Restated 2018 Share Incentive Plan”	the Company’s second amended and restated 2018 share incentive plan adopted by the shareholders on June 28, 2024, as amended from time to time

“Service Provider(s)”	any person providing services to the Group on a continuing and recurring basis in its ordinary and usual course of business which are in the interests of the long term growth of the Group as determined by the Committee pursuant to the Second Amended and Restated 2018 Share Incentive Plan

“Shares”	the Class Y Ordinary Shares and Class Z Ordinary Shares in the share capital of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

By order of the Board
Bilibili Inc.
Rui Chen
Chairman

Hong Kong, September 16, 2026

As at the date of this announcement, the Board comprises Mr. Rui Chen as the chairman, Ms. Ni Li and Mr. Yi Xu as Directors, Mr. JP Gan, Mr. Eric He, Mr. Feng Li and Mr. Guoqi Ding as independent Directors.

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